FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                               01 September, 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Camelot sent to the London Stock Exchange on 01 September, 2004







Stock Exchange Announcement

PR0431

1 September 2004

                  O2 SELECTED TO PROVIDE TEXT LOTTERY PLATFORM

O2 has been selected by National Lottery operator Camelot to provide the SMS messaging capability that will help enable mobile telephone users to play draw-based lottery games via text message.

Camelot will launch the new service later this year, subject to final approval from the National Lottery Commission. The service is being provided utilising O2 's cross network technology platform that will carry text messages from the mobile phone operators to Camelot's interactive service and will enable users of all UK networks to purchase lottery tickets via their mobile phone. The platform is the same as that used so successfully for TV shows such as Pop Idol and Who Wants to be a Millionaire.

With around 50 million mobile phone users in the UK and over 20 billion text messages sent each year, this represents a powerful new channel for the National Lottery.

Mark Nixon, Head of Strategic Partners at O2, said: "The partnership with Camelot further highlights O2's leading position in the UK texting market, where one in every three messages is now sent over our network. It is yet another innovative application delivered over mobile, enabling customers to use their phones to access services in a way that would have been unthinkable two years ago.

The O2 Interactive Products team works with key clients and best of breed partners to provide a wide range of mobile enabled interactive services either as wholesale, direct product sales or via partner arrangements.

                                     -ends-
mmO2
mmO2 has 100% ownership of mobile network operators in three countries - the UK, Germany and Ireland - as well as a leading mobile Internet portal business. All of these businesses are branded as O2. Additionally, the company has operations on the Isle of Man (Manx Telecom) and owns O2 Airwave - an advanced, digital emergency communications service.

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, Ireland and Germany.

mmO2 has more than 21 million customers and some 13,000 employees. It reported revenues for the year ended 31 March 2004 of GBP5.646 billion. Data represented more than 21% of total service revenues in the quarter ending 30 June 2004.

mmO2
David Nicholas Simon Gordon
Director of Communications Press Relations Manager david.nicholas@o2.com simon.gordon@o2.com
+44 (0)771 575 9176 +44 (0)771 007 0698

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 01 September, 2004                 By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary